Exhibit 21.1

List of CPI Card Group Inc. Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
CPI CG Inc.	Delaware, USA
CPI Holding Co.	Colorado, USA
CPI Card Group – Colorado, Inc.	Colorado, USA
CPI Card Group – Tennessee, Inc.	Tennessee, USA
CPI Card Group – Minnesota, Inc.	Delaware, USA
CPI Card Group – Indiana, Inc.	Indiana, USA
CPI Card Group International Ltd	United Kingdom
Arroweye Solutions, Inc.	Delaware, USA